Mail Stop 0306

March 31, 2005




Dr. Raymond V. Damadian
President, Chief Executive Officer and Chief Financial Officer
Fonar Corporation
110 Marcus Drive
Melville, New York 11747

	RE:	Fonar Corporation
		Form 10-K for the fiscal year ended June 30, 2004
		File No. 0-10248

Dear Dr. Damadian:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Period Ending June 30, 2004

Managements Discussion and Analysis

1. We note that you closed underperforming facilities in fiscal year
2004. Supplementally clarify the nature of any closing costs included in the periods presented and tell us how they were accounted for in your financial statements. Please revise future filings to quantify the known or expected savings that have resulted from the closing of these facilities.

Liquidity and Capital Resources

2. In future filings expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

3. Please revise your disclosure of liquidity in future filing to describe more fully your overall financial structure, with particular emphasis on agreements between Fonar and related entities.
Transactions, arrangements and relationships with unconsolidated entities that are reasonably likely to affect liquidity should be fully disclosed.

4. As a related matter, revise future filings to discuss the financial terms of the management contracts and detailed disclosure of the financial terms of individually material agreements.

Consolidated Statement of Cash Flows

5. Cash flows associated with securities classified as available-for-sale should be presented gross, as contemplated in paragraph 18 of SFAS 115. That is, in future filings, please revise to separately present cash flows from purchases, sales and maturities of available-for-sale securities as separate line item in the cash flow statements.



Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition
6. We note that agreements with MRI facilities are for one-year terms and are based on the number of procedures performed. We also note that fees are reviewed on an annual basis and adjusted by mutual agreement. Tell us more about this review. Are you obligated to make-up any losses of the MRI facilities? Please discuss.

7. Please tell us how you recognize revenue for equipment and services to entities under common control. Do the terms differ from sales to unaffiliated companies or partnerships? Are you recognizing a profit on transactions with entities owned by Dr. Damadian or his family members? Please explain. Demonstrate that your accounting complies with GAAP.

8. Tell us how you recognize revenue for new products where financial reimbursement is not guaranteed. Specifically tell us how you estimate the reimbursement from third parties. Quantify the adjustment made to the estimate recorded and final settlements during the periods presented.

Note 3. Management Agreements

9. Provide us with your impairment analysis as of June 30, 2004.
Explain how you determined that the management agreements were not impaired and that a 20-year benefit is still appropriate. Refer to the guidance upon which you relied.

Note 11. Capital Stock

10. Supplementally describe how you account for stock paid for goods and services and non-employees. In future filings, revise to provide any disclosures required by SFAS 123 and EITF 96-18.








Note 16. Commitments and Contingencies

11. Revise future filings to disclose all material commitments and guarantees of the management companies to the medical practices and any material amounts that may be paid under those arrangements.

Note 21. Quarterly Financial Data

12. We note that selling, general and administrative expenses and other income for the fourth quarter 2004 included approximately $344,000 and $215,000 of expenses and other income related to the prior three quarters. Also, we note that an impairment loss of $795,237 related to a facility that was closed in the second quarter of fiscal year 2004 was recorded in the fourth quarter 2004. Supplementally advise us how you gained assurance to the accuracy of your quarterly information. Would this matter impact the company`s internal control over financial reporting? Please advise.

Item 9A. Controls and Procedures
13. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as described above." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

14. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

Form 10-Q for the quarterly period ended December 31, 2004

Item 4. Controls and Procedures
15. We note your disclosure that your principal executive and acting principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days of the filing date of your report. Please amend your filings to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and Part II.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.

16. We note your statement that your principal executive and acting principle financial officer have concluded "that disclosure controls and procedures were adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusion regarding the effectiveness of your disclosure controls and procedures.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1931 with any other questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 942-1791.

							Sincerely,


							Angela Crane
							Reviewing Accountant

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Dr. Raymond V. Damadian
Fonar Corporation
March 31, 2005
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